ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

 At a regular meeting held September 14-16, 2015, the Board of Trustees for the Registrant approved the fiscal year end change of John Hancock Financial Opportunities Fund from August 31st to October 31st.

Financial Opportunities Fund NSAR SUB-ITEM 77Q1:

On June 25, 2015, the Board of Trustees approved a change to the fund’s investment policies, adding the following policy:

“The fund may enter into interest-rate swaps for the purposes of reducing risk, obtaining efficient market exposure, and/or enhancing investment returns.”

SUB-ITEM 77Q1 Attachments

For John Hancock Investors Trust, John Hancock Income Securities Trust and John Hancock Tax-Advantaged Dividend Income Fund:  Amendment dated June 25, 2014 to Subadvisory Agreement dated December 31, 2005